Exhibit 99.2
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(  )*
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
ANNOUNCEMENT OF INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30TH JUNE, 2005
The board of directors (the “Board”) of Brilliance China Automotive Holdings Limited (the “Company”) announces the unaudited consolidated interim financial results of the Company and its subsidiaries (collectively referred to as the “Group”) for the six months ended 30th June, 2005. The unaudited consolidated interim financial results have been reviewed by the Audit Committee of the Board.
CONDENSED CONSOLIDATED INCOME STATEMENT
For the six months ended 30th June, 2005
(Expressed in thousands of RMB except for per share amounts)

		(Unaudited)
		Six months ended 30th June,
		2005	2004
	Note	RMB'000	RMB'000
			(Restated)

Turnover	4	2,795,991	3,857,479
Cost of sales		(2,486,984)	(3,054,240)

Gross profit		309,007	803,239
Other revenue	4	62,047	58,020
Selling expenses		(204,568)	(218,796)
General and administrative expenses		(302,539)	(260,714)
Other operating expenses		(27,795)	(20,982)
Impairment loss on intangible assets		(180,000)	—
Impairment loss on goodwill in a subsidiary		(28,000)	—
Impairment loss on goodwill in a jointly controlled entity		(49,000)	—

Operating (loss) profit	5	(420,848)	360,767
Interest income	4	34,458	27,200
Interest expense		(119,133)	(100,907)
Share of profits less losses of:
Jointly controlled entities		(49,719)	71,551
Associates		19,892	43,136

(Loss) Profit before taxation		(535,350)	401,747
Taxation	6	(21,127)	(50,773)

		(Unaudited)
		Six months ended 30th June,
			2005	2004
	Note		RMB'000	RMB'000
				(Restated)
(Loss) Profit after taxation			(556,477)		350,974

Loss attributable to minority interests			256,989		56,648

(Loss) Profit attributable to equity holders of the Company			(299,488)		407,622

Dividends	7		—		19,450

Basic (loss) earnings per share	8	RMB	(0.0816)	RMB	0.1111

Fully diluted (loss) earnings per share	8		N/A	RMB	0.1042

CONDENSED CONSOLIDATED BALANCE SHEET
 As at 30th June, 2005

		(Unaudited)	(Audited)
		30th June,	31st December,
		2005	2004
	Note	RMB'000	RMB'000
			(Restated)

Non-current assets
Intangible assets		904,417	1,112,151
Goodwill		317,529	345,529
Property, plant and equipment		3,525,439	3,497,613
Construction-in-progress		798,915	789,145
Land lease prepayments		126,588	76,126
Interests in associates		349,388	371,985
Interests in jointly controlled entities		1,295,461	1,398,135
Prepayment for a long-term investment		600,000	600,000
Investment securities		40,427	34,501
Deferred tax assets		101,219	101,219
Other non-current assets		25,600	23,833

Total non-current assets		8,084,983	8,350,237

Current assets
Bank balances and cash		4,500,000	5,030,292
Inventories		1,348,516	1,577,048
Accounts receivable	9	103,882	55,632
Accounts receivable from affiliated companies		911,683	765,411
Notes receivable		347,755	620,899
Notes receivable from affiliated companies		230,822	645,143
Other receivables		449,633	474,617
Prepayments and other current assets		95,908	127,080
Income tax recoverable		3,823	44,285

		(Unaudited)	(Audited)
		30th June,	31st December,
		2005	2004
	Note	RMB'000	RMB'000
			(Restated)

Other taxes recoverable		3,478	41,468
Advances to affiliated companies		38,273	37,477

Total current assets		8,033,773	9,419,352

Current liabilities
Accounts payable	10	775,158	732,978
Accounts payable to affiliated companies		566,808	522,722
Notes payable		4,144,518	5,727,216
Notes payable to affiliated companies		290,090	121,162
Customer advances		123,878	265,489
Other payables		347,079	363,584
Dividends payable		11,156	3,478
Accrued expenses and other current liabilities		364,002	274,183
Short-term bank borrowings		274,702	—
Income tax payable		50,210	43,974
Other taxes payable		73,326	42,391
Advances from affiliated companies		95,189	90,481

Total current liabilities		7,116,116	8,187,658

Net current assets		917,657	1,231,694

Total assets less current liabilities		9,002,640	9,581,931

Non-current liabilities
Convertible bonds		1,510,743	1,633,695

Net assets		7,491,897	7,948,236

Capital and reserves
Share capital		303,388	303,388
Equity component of convertible bonds		157,980	—
Share premium		2,038,423	2,038,423
Reserves		4,202,745	4,520,625
Proposed dividend		—	19,450

Total equity attributable to equity holders of the Company		6,702,536	6,881,886

Minority interests		789,361	1,066,350

Total equity		7,491,897	7,948,236

NOTES TO CONDENSED FINANCIAL STATEMENTS
1.	Organisation and operations

The Company was incorporated in Bermuda on 9th June, 1992 as an exempted company with limited liability. The Company’s American Depositary Shares and shares are traded on The New York Stock Exchange Inc. and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), respectively.
2.	Statement of compliance and accounting policies
These interim financial statements have been prepared in accordance with the applicable disclosure provision of the Rules Governing the Listing of Securities on the Stock Exchange, the Hong Kong Accounting Standard (“HKAS”) 34 “Interim financial reporting” and other relevant HKASs and Interpretations and the Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”).
The accounting policies and basis of preparation adopted in these interim financial statements are consistent with those adopted in the Company’s 2004 annual financial statements, except for the adoption of HKFRSs and HKASs as disclosed in note 3 below.
3.	Impact of new HKFRSs and HKASs
The HKICPA has issued a number of new HKFRSs and HKASs and Interpretations, which are generally effective for accounting periods beginning on or after 1st January, 2005. The Group has adopted the following HKFRSs and HKASs issued up to 30th June, 2005 which are pertinent to its operations and relevant to these interim financial statements. The 2004 comparatives have been restated as required, in accordance with the relevant requirements.

HKAS 1	Presentation of financial statements
HKAS 17	Leases
HKAS 21	The effects of changes in foreign exchange rates
HKAS 27	Consolidated and separate financial statements
HKAS 32	Financial instruments: disclosure and presentation
HKAS 36	Impairment of assets
HKAS 37	Provisions, contingent liabilities and contingent assets
HKAS 38	Intangible assets
HKAS 39	Financial Instruments: recognition and measurement
HKFRS 2	Share-based payment
HKFRS 3	Business combinations
Summary of details of the changes in accounting policies and the respective effects to the interim financial statements are set out in note 3 to the 2005 interim financial report to be sent to shareholders of the Company by the end of September 2005.
4.	Turnover, other revenue and segment information
The Company is an investment holding company and its subsidiaries are principally engaged in the manufacture and sale of (1) minibuses and automotive components, and (2) Zhonghua sedans in the People’s Republic of China (the “PRC”).
An analysis of the Group’s turnover and revenue is as follows:

	(Unaudited)
	Six months ended 30th June,
	2005	2004
	RMB'000	RMB'000

Turnover
Sale of minibuses and automotive components	2,301,691	2,747,821
Sale of Zhonghua sedans	494,300	1,109,658

	(Unaudited)
	Six months ended 30th June,
	2005	2004
	RMB'000	RMB'000

	2,795,991	3,857,479

Other revenue	62,047	58,020
Interest income	34,458	27,200

	96,505	85,220

Total revenue	2,892,496	3,942,699

In accordance with the Group’s internal financial reporting, the Group has determined that business segments be presented as the only reporting format.

For the six months ended 30th June, 2005, the Group operated in the PRC under three main business segments: (1) manufacture and sale of minibuses and automotive components, (2) manufacture and sale of Zhonghua sedans, and (3) manufacture and sale of BMW sedans.

Business segments — for the six months ended 30th June, 2005

	Manufacture and sale of	Manufacture and	Manufacture and
	minibuses and automotive	sale of Zhonghua	sale of BMW
	components	sedans	sedans	Total
	RMB'000	RMB'000	RMB'000	RMB'000

Segment sales	2,397,830	494,300	—	2,892,130
Intersegment sales	(96,139)	—	—	(96,139)

	2,301,691	494,300	—	2,795,991

Segment results	199,200	(331,620)	—	(132,420)

Impairment loss on goodwill in a subsidiary	(28,000)	—	—	(28,000)
Impairment loss on goodwill in a jointly controlled entity	(49,000)	—	—	(49,000)
Impairment loss on intangible assets	—	(180,000)	—	(180,000)
Unallocated costs	—	—	—	(31,428)

Operating loss				(420,848)
Interest income				34,458
Interest expense				(119,133)
Share of profits less losses of:
Jointly controlled entities	6,858	—	(56,577)	(49,719)
Associates	—	19,581	311	19,892

Loss before taxation				(535,350)
Taxation				(21,127)

	Manufacture and sale of	Manufacture and	Manufacture and
	minibuses and automotive	sale of Zhonghua	sale of BMW
	components	sedans	sedans	Total
	RMB'000	RMB'000	RMB'000	RMB'000

Loss after taxation				(556,477)
Loss attributable to minority interests				256,989

Loss attributable to equity holders of the Company				(299,488)

5.	Operating (loss) profit
Operating (loss) profit is stated after charging and crediting the followings:

	(Unaudited)
	Six months ended 30th
	June,
	2005	2004
	RMB'000	RMB'000

Charging:
Cost of inventories sold	2,486,984	3,057,915
Amortisation of intangible assets included in:
— Cost of sales	87,806	112,546
— General and administrative expenses	—	154
Depreciation of property, plant and equipment	190,190	200,126
Amortisation of land lease prepayments	1,455	1,184
Amortisation of goodwill included in:
— General and administrative expenses	—	12,145
— Share of profits less losses of:
— Jointly controlled entities	—	10,743
— Associates	—	890
Impairment loss on property, plant and equipment	15,500	—
Net realisable value provision for inventory included in general and administrative expenses	41,496	2,458
Staff costs (excluding directors’ emoluments)	155,527	162,296
Provision for doubtful debts	5,621	1,975
Research and development costs included in general and administrative expenses	63,514	65,074
Operating lease rentals on:
— land and buildings and equipment	3,777	6,576
— machinery and equipment	1,376	6,584

Crediting:
Write back of provision for inventories sold	15,628	—
Gain on disposal of property, plant and equipment, net	1,523	3,351
Gain on disposal of a jointly controlled entity	2,098	—
Reversal of provision for impairment loss on investment securities	—	13,058
Provision for doubtful debts written back	—	1,135

6.	Taxation

Taxation on overseas profits has been calculated on the estimated assessable profits for the period at the rates of taxation prevailing in the jurisdictions in which the Group operates.

The amount of taxation charged to the condensed consolidated income statement represents:

	(Unaudited)
	Six months ended 30th
	June,
	2005	2004
	RMB'000	RMB'000

Current taxation:
— Hong Kong Profits Tax	—	—
— PRC enterprise income tax	21,127	57,168
Deferred taxation relating to the origination and reversal of temporary differences	—	(6,395)

	21,127	50,773

7.	Dividends

	(Unaudited)
	Six months ended 30th June,
	2005	2004
	RMB'000	RMB'000

2004 final dividends, declared of HK$0.005 (2003: HK$0.01) per ordinary share (Note (a))	19,450	38,900
No 2005 interim dividends declared (2004: HK$0.005 per ordinary share) (Note (b))	—	19,450

	19,450	58,350

Notes:
(a)	At an annual general meeting held on 24th June, 2005, a final dividend of HK$0.005 per ordinary share for the year ended 31st December, 2004 was declared.
(b)	The directors do not recommend the payment of an interim dividend at the board meeting on 23rd September, 2005.
8.	(Loss) Earnings per share

The calculation of basic loss per share for the six months ended 30th June, 2005 is based on the net loss attributable to equity holders of the Company of approximately RMB299,488,000 (2004: net profit attributable to equity holders of the Company of RMB407,622,000), divided by weighted average number of ordinary shares of 3,668,390,900 shares (2004: 3,668,390,900 shares) outstanding during the period.

No diluted loss per share for the six months ended 30th June, 2005 has been presented as the average market price of the Company’s shares during the period is lower than the conversion price of the Company’s convertible bonds and the effect of the assumed conversion of the potential ordinary shares from exercising the Company’s share options is anti-dilutive (diluted earnings per share for the six months ended 30th June, 2004: Calculated based on adjusted net profit attributable to equity holders of the Company of RMB418,231,000 divided by adjusted weighted average number of ordinary shares of 4,014,393,659 shares after adjusting ordinary shares to be issued if the Company’s share options were exercised and convertible bonds were converted into the Company’s shares).
9.	Accounts receivable

An aging analysis of accounts receivable is set out below:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2005	2004
	RMB'000	RMB'000

Less than six months	81,491	29,033
Between six months to one year	5,521	8,825
Between one to two years	3,659	11,452
Above two years	60,416	54,040

	151,087	103,350
Less: Provision for doubtful debts	(47,205)	(47,718)

	103,882	55,632

The Group’s credit policy is to offer credit to customers following a financial assessment and an established payment record. Security in the form of guarantees or bank notes is obtained from major customers. Credit limits are set for all customers and may be exceeded only with the approval of senior company officers. Customers considered to be of high credit risk are traded with on a cash basis. Designated staff monitors accounts receivable and follows up on collection with the customers. Generally, credit terms are between 30 days to 90 days.
10.	Accounts payable

An aging analysis of accounts payable is set out below:

	(Unaudited)	(Audited)
	30th June,	31st December,
	2005	2004
	RMB'000	RMB'000

Less than six months	734,204	676,652
Between six months to one year	15,932	27,608
Between one to two years	16,634	3,390
Above two years	8,388	25,328

	775,158	732,978

11.	Contingent liabilities

	(Unaudited)	(Audited)
	30th June,	31st December,
	2005	2004
	RMB'000	RMB'000

Bank notes endorsed or discounted but not yet honored	—	1,344,812
Corporate guarantees for bank loans and notes drawn by affiliated companies of Shanghai Shenhua Holdings Co., Ltd.	170,000	296,000
A joint and several proportional guarantee with all the joint venture partners of Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd. an associate of the Group, on a long-term bank loan which will expire in 2008	166,000	221,000
Corporate guarantees for bank loans drawn by an affiliated company of Brilliance Holdings Limited	—	300,000

	(Unaudited)	(Audited)
	30th June,	31st December,
	2005	2004
	RMB'000	RMB'000

Corporate guarantees for bank loans drawn by Shenyang JinBei Automotive Company Limited	—	100,000

Other than the above, the Group was also subject to the following contingencies as at 30th June, 2005:
(a)	On 21st January, 2003, a writ dated 21st January, 2003 (the “Writ”) brought by Broadsino Finance Company Limited (“Broadsino”), as the Plaintiff, was filed with the Supreme Court of Bermuda and an ex parte Court Order dated 22nd January, 2003 (the “Court Order”) granted by the Supreme Court of Bermuda in favour of Broadsino was served on the registered office of the Company in Bermuda. The Writ alleged that the interest of the Chinese Financial Education Development Foundation (the “Foundation”) in 1,446,121,500 shares of the Company (the “Sale Shares”) was held in trust for Broadsino and was improperly transferred to Huachen Automotive Group Holdings Company Limited (“Huachen”). The Court Order restrained the Company from, among other things, (a) registering the transfer of the Sale Shares by the Foundation to Huachen and/or Huachen to certain directors of the Company; or (b) if such transfer had already been registered, registering any further dealings in such Sale Shares, in each case pending determination by the Supreme Court of Bermuda of the legal proceedings initiated by Broadsino against the Company, the Foundation, Huachen and certain directors of the Company. Broadsino claimed that the Company was aware of the trust arrangement and further alleged that the Company knowingly participated in a breach of that alleged trust arrangement by allowing the transfer of the Sale Shares from the Foundation to Huachen. Broadsino sought recovery of the Sale Shares and, in the alternative, damages.

Upon an application by the Company, the Court Order was discharged by a judgement of the Supreme Court of Bermuda given on 11th February, 2003. On 26th February, 2003, a statement of claim was filed by Broadsino as a procedural step in furtherance of the legal proceedings. On 10th March, 2003, the Company took out a summons (the “Strikeout Summons”) at the Supreme Court of Bermuda to have the Writ and the statement of claim struck out. The strikeout proceedings were duly heard before the Supreme Court of Bermuda on 22nd and 23rd July, 2003. On 31st December, 2003 the Supreme Court of Bermuda issued its judgement on the strike-out proceedings, and struck out the Writ in respect of legal proceedings brought by Broadsino against the Company. Broadsino submitted an application for leave to appeal to the Supreme Court of Bermuda, but at the hearing of the application before the court on 9th March, 2004, Broadsino’s application was refused.

Broadsino subsequently issued a Notice of Appeal dated 18th June, 2004, whereby it sought to appeal to the Court of Appeal of Bermuda, Civil Appellant Jurisdiction the decision of the Supreme Court of Bermuda dated 31st December, 2003. The Company responded with a notice of cross appeal dated 21st July, 2004. Following further submissions from each of Broadsino and the Company, the appeal was considered at a hearing in the Court of Appeal on 7th, 8th and 9th March, 2005, in respect of which Broadsino was required to provide security for the Company’s costs of appeal.

The Court of Appeal of Bermuda ruled in its judgement of 14th March, 2005 in the Company’s favour and dismissed Broadsino’s appeal. The Court of Appeal determined: (a) that Broadsino never had any beneficial interest in Company’s shares and as such there could be no express or resulting trust in Broadsino’s favour when the shares were transferred to the Foundation; (b) that Broadsino was paid for its interests in Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”) and therefore there was no basis for a trust; (c) that event if Broadsino had not been paid for its interests in Shenyang Automotive there was no basis for a trust but instead a contractual claim in debt; and (d) that there was no evidence before the Court of Appeal that the Company by its directors knew of the alleged trust.

On 5th April, 2005, Broadsino acting through its Bermuda counsel, has submitted a notice of motion for leave to appeal to the Court of Appeal of Bermuda, which sought leave to appeal to the Privy Council with respect to the Court of Appeal’s judgement. The Court of Appeal determined at a hearing on 27th June, 2005 that Broadsino should be granted leave to appeal to the Privy Council in the United Kingdom, which is the highest level of appeal in the Bermuda judicial system. The Company is currently considering the logistics of the appeal process with its legal counsel.

The directors of the Company do not believe the proceedings with Broadsino will have any significant impact on the financial position of the Company and the Group, and intend at the present time to continue the defense of this legal action.
(b)	On or about 25th October, 2002, the Company was served with a claim lodged by Mr. Yang Rong (“Mr. Yang”) in the Labour Tribunal in Hong Kong against the Company for alleged wrongful repudiation and/or breach of his employment contract. The claim was for approximately US$4.3 million (equivalent to approximately RMB35.6 million) with respect to loss of salary. In addition, Mr. Yang claimed unspecified damages in respect of bonuses and share options. The claim was dismissed by the Labour Tribunal in Hong Kong on 28th January, 2003. Mr. Yang subsequently applied for a review of this decision. At the review hearing on 4th July 2003, the Labour Tribunal ordered the case to be transferred to the High Court in Hong Kong. The claim has therefore been transferred to the High Court and registered as High Court Action No. 2701 of 2003 (the “Action”).

On 16th September, 2003, a Statement of Claim was served on the Company. On 4th November, 2003, the Company filed a Defence and Counterclaim with the High Court. Mr. Yang filed a Reply to Defence and Defence to Counterclaim on 26th April, 2004. On 21st July, 2004, Mr. Yang obtained leave from the Court to file an Amended Reply to Defence and Defence to Counterclaim. The Company filed and served a Reply to Defence to Counterclaim on 4th September, 2004. Pleadings closed on 18th September, 2004. The parties filed and served Lists of Documents on 26th October, 2004 and witness statements were exchanged on 28th February, 2005.

The parties applied by consent to adjourn sine die a checklist hearing fixed for 20th April, 2005, as the respective parties anticipated that they would be filing supplemental evidence and amending their pleadings. The Court approved the application and made an Order on 19th April, 2005 that the checklist hearing be vacated and adjourned sine die with liberty to restore.

Pursuant to a request made by Mr. Yang on 2nd June, 2005 for further and better particulars of the Defence and Counterclaim, the Company filed and served its Answer to Mr. Yang’s request on 4th July, 2005.

On 17th August, 2005, in compliance with its continuing discovery obligations, the Company filed and served a Supplemental List of Documents. Subsequently, on 5th September, 2005, Mr. Yang also filed and served a Supplemental List of Documents.

The directors of the Company do not believe the Action will have any significant impact on the financial position of the Company and the Group. The directors of the Company intend to continue vigorously defending the Action.
12.	Supplementary Financial Information
The Group has prepared a separate set of financial statements for the six months ended 30th June, 2005 in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

Differences between HK GAAP and US GAAP give rise to differences in the reported balances of assets, liabilities and net loss of the Group. The financial effects of the material differences between HK GAAP and US GAAP are summarised and explained as follows:

		(Unaudited)
		Six months ended 30th
		June,
		2005	2004
	Note	RMB'000	RMB'000

Reconciliation of net (loss) income:
(Loss) Profit attributable to equity holders of the Company under HK GAAP		(299,488)	407,622

			(Unaudited)
			Six months ended 30th
			June,
			2005	2004
	Note		RMB'000	RMB'000

Write-off of development costs, net of sharing by minority shareholders	(a	)	(58,282)	(68,202)
Impairment loss on intangible assets currently and previously recognised under US GAAP as development costs	(a	)	42,604	—
Non-amortisation of goodwill	(b	)	—	23,778
Impairment on goodwill	(b	)	(29,000)	—
Reversal of provision for impairment loss on investment securities	(c	)	—	(13,058)
Additional depreciation on capitalisation of borrowing costs	(d	)	(1,052)	—
Additional accreted redemption premium on convertible bonds	(e	)	101	—
Other			4,716	833

(Loss) Profit attributable to shareholders reported under US GAAP			(340,401)	350,973

Other comprehensive income:
Fair value adjustment for securities available held-for-sales	(c	)	(9,484)	—

Comprehensive (loss) income reported under US GAAP			(349,885)	350,973

Reconciliation of net assets:
Net assets reported under HK GAAP, net of portion attributable to minority interests			6,702,536	6,881,886
Write-off of development costs	(a	)	(467,992)	(409,710)
Impairment of intangible assets	(a	)	292,604	250,000
Non-amortisation on goodwill	(b	)	144,113	144,113
Impairment on goodwill	(b	)	(76,320)	(47,320)
Write back of impairment losses on investment securities	(c	)	—	(13,058)
Fair value adjustment for securities available held-for-sales	(c	)	—	28,468
Additional depreciation on capitalisation of borrowing costs	(d	)	6,544	7,596
Change in recognition, measurement and disclosure of convertible bonds under new HK GAAP	(e	)	(133,564)	—
Deferred tax effect on US GAAP adjustments	(f	)	12,786	12,786
Other			7,607	2,893

Net assets reported under US GAAP			6,488,314	6,857,654

(a)	Under HK GAAP, costs incurred on development projects relating to the design and testing of new or improved projects are recognised as an intangible asset, at cost less accumulated provision of impairment, if certain criteria are fulfilled. Under US GAAP, such development costs are expensed as incurred. Accordingly development costs of RMB58 million capitalised during the period and RMB468 million capitalised at 30th June, 2005 under HK GAAP have been expensed under US GAAP.

The Group provided impairment losses of RMB180 million for the period on the intangible assets in relation to Zhonghua sedans, including development costs of RMB64 million capitalised under HK GAAP but charged to the consolidated income statement under US GAAP as development costs. Therefore, these development costs were reversed under US GAAP. As at 30th June, 2005, the cumulated effect is RMB293 million.

(b)	Unlike the new HK GAAP as detailed in note 3(c) in the interim financial report, goodwill was previously amortised on a straight-line method over the shorter of the expected future economic life of 20 years or the remaining lives of the respective joint ventures from their initial recognition. Under US GAAP, the Group adopted SFAS No. 142 and therefore goodwill is not amortised but rather tested at least annually for impairment. Accordingly, goodwill stated under US GAAP was higher than that stated under HK GAAP and the accumulated amortisation of goodwill in subsidiaries, associates and jointly controlled entity totaling RMB144 million at 30th June, 2005 under HK GAAP were reversed under US GAAP.

However, as the new HK GAAP no longer requires amortisation of goodwill, the impact on the interim consolidated income statement for the period was nil.

At 30th June, 2005, an impairment loss on goodwill in a subsidiary was RMB28 million under HK GAAP but additional RMB29 million is required under US GAAP. The effect of difference in impairment on goodwill in a jointly controlled entity had been dealt with at 31st December, 2004 when impairment was provided under US GAAP and therefore there is no effect to the interim consolidated income statement.

(c)	Unlike the new HK GAAP as detailed in note 3(e) in the interim financial report, under previous HK GAAP, investments in marketable equity securities were previously classified as either investment securities or other investments. Investment securities were included in the balance sheet at cost less accumulated provisions for impairment. Provisions, if any, are reversed on the income statement when the circumstances and events that led to the provision cease to exist.

Under US GAAP, investments in marketable equity securities are classified as either available-for-trading securities or trading securities. Available-for-sale securities are carried at fair value and any unrealised gains or losses are reported as a component of comprehensive income.

The US GAAP adjustments as at 31st December, 2004 represent fair value adjustments for securities held-for-sale reported in comprehensive income and the effect of the write back of previous impairment charges on the investment securities recognised previously under HK GAAP.

New HK GAAP in respect of accounting treatment of investment securities as detailed in note 3(e) in the interim financial report is substantially similar to US GAAP and therefore the differences between US GAAP and HK GAAP no longer exist. RMB9.5 million recognised under other comprehensive income in respect of change in fair value of securities reported under US GAAP is directly recognised in fair value reserve under HK GAAP.

(d)	Under HK GAAP, the amount of borrowing costs eligible for capitalisation includes the actual borrowing costs incurred on such borrowings less any investment income earned on the temporary investment of funds pending their expenditure on the qualified assets. Under US GAAP, temporary investment income earned is not recognised. As a result, the amount of the net interest capitalised under HK GAAP is lower than that under US GAAP. The adjustment represents the additional annual depreciation for the higher interest capitalised under US GAAP.

(e)	Previously, convertible bonds were stated in the balance sheet at face value plus accreted redemption premium both under HK GAAP and US GAAP.

However, the new HK GAAP requires convertible bonds issued to be split into liability and equity components as detailed in note 3(f) in the interim financial report with the liability component subsequently carried at amortised cost and equity component recognised in capital reserve until the bonds are converted or redeemed. Accordingly, the net assets at 30th June, 2005 are RMB134 million higher under the new HK GAAP than under US GAAP because of the increase of capital reserve of RMB158 million at 1st January, 2005 due to the recognition of the equity component of the convertible bonds, the decrease of retained earnings of RMB24 million at 1st January, 2005 due to accumulated accreted redemption premium and RMB101,000 more accreted redemption premium charged to the interim consolidated income statement under HK GAAP than under US GAAP.

(f)	As a result of the differences of accounting treatments between US GAAP and HK GAAP mentioned above, the deferred tax assets calculated under US GAAP is approximately RMB12.79 million greater than that under HK GAAP.

MANAGEMENT’S DISCUSSION & ANALYSIS
Business Review
Unaudited consolidated net sales of the Company and its major operating subsidiaries, Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”), Shenyang XingYuanDong Automobile Component Co., Ltd., Ningbo Yuming Machinery Industrial Co., Ltd., Ningbo Brilliance Ruixing Auto Components Co., Ltd., Mianyang Brilliance Ruian Automotive Components Co., Ltd., Shenyang Brilliance Dongxing Automotive Component Co., Ltd., Shenyang ChenFa Automobile Component Co., Ltd. and Shenyang Jindong Development Co., Ltd. (together, the “Group”) for the first six months of 2005 were RMB2,796.0 million, representing a 27.5% decrease from RMB3,857.5 million for the same period in 2004. The decrease in sales was primarily due to a decrease in unit sales of Shenyang Automotive’s minibuses and, especially, Zhonghua sedans, a decrease in average unit selling prices and changes in product mix.
Shenyang Automotive sold a total of 29,471 minibuses in the first half of 2005, representing a 6.2% decrease from 31,416 minibuses sold during the same period in 2004. Of these vehicles sold, 25,905 were mid-priced minibuses, representing a 8.6% decrease from the 28,335 units sold during the same period in 2004. Unit sales of deluxe minibuses increased by 15.7% from 3,081 units in the first half of 2004 to 3,566 units for the same period in 2005. Shenyang Automotive sold 4,598 Zhonghua sedans in the first half of 2005, representing a 45.3% decrease from the 8,400 sedans sold during the same period in 2004.
Unaudited cost of sales decreased by 18.6% from RMB3,054.2 million in the first six months of 2004 to RMB2,487.0 million for the same period in 2005. The decrease was primarily due to a decrease in unit sales of minibuses and Zhonghua sedans and the decrease in unit production costs of minibuses resulting from the reduction of materials and component costs in the first six months of 2005. Cost of sales as a percentage of sales was 88.9% for the first half of 2005, compared to 79.2% for the first half of 2004. The overall gross profit margin of the Group decreased from 20.8% for the first half of 2004 to 11.1% for the same period in 2005, as a result of a lower gross profit margin in respect of minibuses and Zhonghua sedans due to a decrease in sales volume and average unit selling prices and changes in product mix.
Unaudited other revenues increased by 6.9% from RMB58.0 million in the first half of 2004 to RMB62.0 million for the same period in 2005. The increase was primarily due to a gain on the disposal of equity interests in a jointly controlled entity.
Unaudited selling expenses decreased by 6.5% from RMB218.8 million, representing 5.7% of turnover in the first half of 2004, to RMB204.6 million, representing 7.3% of turnover for the same period in 2005. The decrease was primarily due to the decrease in promotion and marketing expenses resulting from the decrease in sales volume of the Zhonghua sedans in the first half of 2005 as compared to the same period in 2004. Unaudited general and administrative expenses increased by 16.0% from RMB260.7 million in the first six months of 2004 to RMB302.5 million for the same period in 2005. The increase was mainly due to the increase in provision for inventory in the first six months of 2005.
Unaudited other operating expenses increased by 32.5% from RMB21.0 million in the first six months of 2004 to RMB27.8 million for the same period in 2005. The increase was mainly due to the write-off of scrap materials by the Group.
In the first half of 2005, the Group has also recognised an impairment loss on intangible assets in relation to the Zhonghua sedan of RMB180.0 million, an impairment loss on goodwill in a subsidiary of RMB28.0 million and in a jointly controlled entity of RMB49.0 million.
Unaudited interest expense net of interest income increased by 14.9% from RMB73.7 million in the first six months of 2004 to RMB84.7 million for the same period in 2005 mainly due to the increase in financing costs of the Group.
The Group recorded an unaudited share of net losses of jointly controlled entities and associates of RMB30.0 million for the first half of 2005 as compared to an unaudited share of net profits of jointly controlled entities and associates of RMB114.7 million (as restated) for the same period in 2004. The decrease was mainly due to the decrease in profit contributed by jointly controlled entities and associates and the losses from BMW Brilliance Automotive Ltd., the Group’s 49% indirectly owned jointly controlled entity, in the first six months of 2005. The BMW joint venture achieved sales of 7,253 BMW sedans in the first half of 2005 compared to 4,983 BMW sedans for the same period in 2004.
The Group recorded an unaudited loss before taxation of RMB535.4 million in the first half of 2005 as compared to an unaudited profit before taxation of RMB401.7 million (as restated) for the same period in 2004. Unaudited taxation decreased by 58.4% from RMB50.8 million (as restated) for the first half of 2004 to RMB21.1 million for the same period in 2005, resulting from the decrease in taxable income of the Group in the first half of 2005.
As a result, the Group recorded an unaudited loss attributable to equity holders of the Company of RMB299.5 million for the first half of 2005 as compared to an unaudited profit attributable to shareholders of RMB407.6 million for the same period in 2004. Unaudited basic loss per share for the first half of 2005 amounted to RMB0.0816 against the unaudited basic earnings per share of RMB0.1111 for the same period in 2004. No diluted loss per share for the six months ended 30th June, 2005 has been presented as the average market price of the Company’s shares during the period is lower than the conversion price of the Company’s convertible bonds and the effect of the assumed conversion of the potential ordinary shares from exercising the Company’s share options is anti-dilutive. The diluted earnings per share is RMB0.1042 for the same period in 2004.
Prospects
The return of strong growth in the Chinese automotive industry that had been hoped for in the first half of 2005 did not occur. The Chinese automotive industry continues to be adversely affected by general production overcapacity, falling automobile prices and increasing competition, particularly as new foreign automakers attempt to establish a presence in the Chinese market. These difficult market conditions are exacerbated by the rising global fuel prices, which have impacted petrol prices in China. In addition, potential regulatory measures, such as possible additional sales taxes on automobiles and stricter exhaust emission standards may also increase the costs of owning a vehicle in China. These factors have had a negative impact on the demand for automobiles in China and we expect the market to remain extremely competitive for the remainder of the year.
We have taken steps to try to improve and stabilize our earnings in the second half of the year, particularly by developing and introducing new vehicle models at competitive prices and implementing additional cost savings programs. We also plan to launch the second generation of our Zhonghua sedans in early 2006, and hope to return our sedan business to profitability and long-term growth soon.
Looking ahead, we expect a gradual stabilization in demand and prices for minibuses, while the market for Zhonghua sedans is expected to remain slow. However, we remain confident as to the long-term prospects and growth potential of the Chinese automobile industry. The Group will continue to take proactive measures to (i) maintain the market leader position enjoyed by our minibuses; (ii) reinvigorate our Zhonghua sedan business; (iii) improve the profitability of our components business; (iv) gradually expand our sales to overseas markets; and (v) maintain a close and strong relationship with our joint venture partners.
Liquidity and Financial Resources
As of 30th June, 2005, the Group had RMB1,375.9 million in cash and cash equivalents, RMB207.7 million in short-term bank deposits and RMB2,916.4 million in pledged short-term bank deposits. The Group had bank notes payable of RMB4,434.6 million and outstanding short-term bank borrowings of RMB274.7 million, but had no long-term bank borrowings outstanding as of 30th June, 2005. On 28th November, 2003, the Company, through its wholly owned subsidiary, Brilliance China Automotive Finance Ltd. (“Brilliance Finance”), issued Zero Coupon Guaranteed Convertible Bonds due 2008 (the “Convertible Bonds”) with principal amount of US$200 million (equivalent to approximately RMB1,654.3 million). Up to 30th June, 2005, none of the Convertible Bonds had been converted into the ordinary shares of the Company.
Contingent Liabilities
Details of the contingent liabilities are set out in note 11 to this announcement of results.

Debt to Equity Ratio
As of 30th June, 2005, the debt to equity ratio, computed by dividing total liabilities by total equity attributable to equity holders of the Company, was approximately 1.29 (30th June, 2004: 1.44). The decrease of the ratio is primarily due to the decrease in notes payable.
Use of Proceeds
On 28th November, 2003, Brilliance Finance issued the Convertible Bonds. The net proceeds of the sale of the Convertible Bonds was approximately US$194 million. Up to 30th June, 2005, the Group had utilized all the said proceeds for general corporate and working capital purposes.
Foreign Exchange Risks
The Group does not consider exchange rate fluctuations to have any material effect on the overall financial performance of the Group, but may consider entering into hedging transactions through exchange contracts in order to minimise foreign exchange risks, if and when necessary. There were no outstanding hedging transactions as of 30th June, 2005.
Employees and Remuneration Policy
The Group employed 9,250 employees as at 30th June, 2005. Employee costs (excluding directors’ emoluments) amounted to approximately RMB155.5 million for the six months ended 30th June, 2005. The Group ensures that the pay levels of its employees are in line with industry practices and prevailing market conditions and employees are rewarded on a performance-related basis, and eligible for share options under the share option scheme adopted by the Company.
INTERIM DIVIDEND
The Board resolved not to declare any interim dividend for the six months ended 30th June, 2005.
PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES
Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company’s listed securities for the six months ended 30th June, 2005.
COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES
None of the directors is aware of information that would reasonably indicate that the Company is not, or was not at any time during the six months ended 30th June, 2005, in compliance with the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”), except for the deviations in respect of code provisions A.4.1 and A.4.2 as summarized below.
Under the code provision A.4.1, non-executive directors should be appointed for a specific term, subject to re-election. At present, all the non-executive directors (including the independent non-executive directors) of the Company are not appointed for specific terms. However, their appointment are subject to retirement by rotation and re-election at the Company’s annual general meetings in accordance with the Company’s bye-laws (the “Bye-Laws”).
Under the code provision A.4.2, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. All directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after their appointment. Previously, the Chairman of the Company is not subject to the rotation requirement. All directors of the Company appointed to fill a casual vacancy are subject to election by shareholders at the next following annual general meeting. To comply with the code provision A.4.2, the Company has amended the Bye-Laws on 24th June, 2005 to the effect that, among others, (i) at each annual general meeting one-third of the directors for the time being (including the Chairman), or if their number is not three or a multiple of three, then the number nearest to one-third but not greater than one-third (or in such other manner of rotation as may be required by the Listing Rules) shall retire from office by rotation; (ii) any director appointed to fill a casual vacancy should hold office until the next following general meeting, instead of the next following annual general meeting, and (iii) those appointed as an addition to the Board should hold office until the next following annual general meeting.
AUDIT COMMITTEE
The Audit Committee of the Company comprises Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, all of whom are independent non-executive directors. Mr. Xu Bingjin is the chairman of the Audit Committee. The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial report matters, including the unaudited interim financial statements for the six months ended 30th June, 2005.
COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS
The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules (the “Model Code”). The Company has made specific enquiry of all directors as to compliance with the Model Code during the six months ended 30th June, 2005 and they all confirmed that they have fully complied with the required standards set out in the Model Code.
By Order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman
Hong Kong, 23rd September, 2005
As at the date hereof, the Board comprises five executive directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On), Mr. Lin Xiaogang, Mr. Lei Xiaoyang, Mr. He Guohua and Mr. Wang Shiping; one non-executive director, Mr. Wu Yong Cun; and three independent non-executive directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.
* for identification purposes only